ASUR Reports 1Q22 Financial Results

Total passenger traffic in 1Q22 increased 8.8% 1Q19 pre-pandemic levels

Mexico City, April 25, 2022 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-month period ended March 31, 2021.

1Q22 Highlights1

•

Total passenger traffic increased 71.4% year over year (YoY), reflecting the impact of the Covid-19 pandemic, which had affected travel demand since mid-March 2020, and exceeded 1Q19 levels by 8.8%. By country of operations, 1Q22 passenger traffic showed the following recoveries compared to 1Q19 levels:

•	Mexico: surpassed 1Q19 traffic by 3.4%, with domestic and international traffic levels increasing by 3.7% and 3.2%, respectively.
•	Puerto Rico (Aerostar): exceeded 1Q19 traffic by 3.9%, with domestic traffic increasing by 6.8%, and international traffic reaching 78.0% of its comparable 1Q19 level.
•	Colombia (Airplan): surpassed 1Q19 traffic by 30.1%, with domestic and international passengers exceeding their comparable levels by 30.1% and 29.7%, respectively.

•	Revenues increased 87.1% YoY to Ps.5,425.8 million and by 32.3% when compared to 1Q19. Excluding construction revenues, revenues increased 91.2% YoY and 31.2% against 1Q19.
•	Consolidated commercial revenues per passenger were Ps.120.9 in 1Q22.
•	Consolidated EBITDA increased 130.8% YoY to Ps.3,676.3 million and 38.1% compared to 1Q19.
•	Adjusted EBITDA Margin (excluding the effect of IFRIC 12) increased to 71.0%, from 58.8% in 1Q21 and 67.5% in 1Q19.
•	Cash & cash equivalents of Ps.9,962.2 million at quarter-end and Net Debt-to-LTM EBITDA at 0.3x.
•	Principal debt payments of Ps.52.3 million, or approximately 0.4% of Total Debt, mature in 2Q22, while Ps.401.6 million, or 3.0% of Total Debt, mature in the remainder of 2022.
•	Subsequent to quarter-end, on April 20, 2022, ASUR´s Shareholders approved an ordinary and extraordinary net cash dividend of Ps.9.03 and Ps.6.00 for each of the ordinary "B" and "BB" Series shares.

1Q22 Earnings Call

Date & Time: Tuesday, April 26, 2022 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-888-254-3590 (Toll-Free US & Canada) and 1-323-794-2551 (International & Mexico) Access Code: 9772203.

Replay: Tuesday, April 26, 2022 at 1:00 PM US ET, ending at 11:59 PM US ET on Tuesday, May 3, 2022.

Dial-in number: 1-844-512-2921 (Toll-Free US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 9772203

Table 1: Financial & Operational Highlights [1]
	First Quarter		% Chg
	2021	2022
Financial Highlights
Total Revenue	2,899,710	5,425,805	87.1
Mexico	1,909,929	3,873,476	102.8
San Juan	727,129	948,324	30.4
Colombia	262,652	604,005	130.0
Commercial Revenues per PAX	107.9	120.9	12.0
Mexico	123.5	145.9	18.2
San Juan	132.0	148.5	12.6
Colombia	43.5	41.2	(5.4)
EBITDA	1,592,545	3,676,285	130.8
Net Income	1,038,105	2,349,762	126.4
Majority Net Income	945,012	2,193,709	132.1
Earnings per Share (in pesos)	3.1500	7.3124	132.1
Earnings per ADS (in US$)	1.5820	3.6725	132.1
Capex	356,341	315,817	(11.4)
Cash & Cash Equivalents	5,739,798	9,962,212	73.6
Net Debt	7,997,653	3,418,431	(57.3)
Net Debt/ LTM EBITDA	2.1	0.3	(87.1)
Operational Highlights
Passenger Traffic
Mexico	5,118,866	9,020,754	76.2
San Juan	1,764,873	2,390,719	35.5
Colombia	1,857,285	3,571,973	92.3

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three-month periods ended March 31, 2022, and the equivalent three-month periods ended March 31, 2021. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.9112 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP189.4100 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 1Q22 Page 1 of 25

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

While various travel restrictions established worldwide since March 16, 2020, to limit the spread of the COVID-19 virus have been lifted, certain requirements remain in place. With respect to the airports ASUR operates:

Starting April 2, 2022, the United States Centers for Disease Control and Prevention (CDC) establishes that fully vaccinated passengers and those who have recovered from COVID-19 over the past three months are not required to test before or after their departure, nor self-quarantine unless their destination requires it. Several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Cozumel, Mérida, Veracruz and Oaxaca.

In Puerto Rico, as of March 10, 2022, domestic travelers are not required to present proof of vaccination or a negative COVID-19 test prior to arrival, and passengers arriving on international flights must present a negative COVID-19 test taken within one day prior to departure along with proof of vaccination.

In Colombia, as of February 1, 2022, passengers on incoming international flights to Colombia must submit proof of vaccination, and passengers who are not fully vaccinated must present a negative result of a PCR molecular COVID-19 test taken within 72 hours of their departure to Colombia.

México, the United States and Colombia may issue or reissue flight restrictions similar to those issued in other parts of the world, which could cause a significant reduction in our operations.

Impact of COVID-19 on ASUR’s FY21 Passenger Traffic

Passenger traffic has recovered since the significant lows reported in June 2020, as a result of the disruption in the travel industry resulting from the COVID-19 pandemic which began to impact traffic trends in the second half of March 2020.

The table below shows the YoY change in passenger traffic during 1Q22:

YoY Change in Passenger Traffic During 1Q22

Region	Jan	Feb	Mar	Total
Mexico	65.1%	99.8%	69.9%	76.2%
Domestic	28.1%	42.4%	26.2%	31.3%
International	112.3%	177.0%	122.0%	132.8%
Puerto Rico	40.5%	50.8%	22.1%	35.5%
Domestic	35.6%	44.5%	16.7%	29.9%
International	135.4%	236.3%	217.0%	187.9%
Colombia	110.8%	86.5%	81.1%	92.3%
Domestic	104.6%	76.3%	74.0%	84.4%
International	153.6%	186.4%	140.1%	156.6%
Total	70.2%	86.8%	61.9%	71.4%
Domestic	50.3%	52.6%	35.6%	45.1%
International	116.6%	179.2%	125.2%	136.1%

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 1Q22 with a strong financial position, with cash and cash equivalents at Ps.9,962.2 million and Ps.13,380.6 million in Total Debt (including principal and interest payments). From ASUR’s Total Debt (i) Ps.52.3 million in principal payments or 0.4% of Total Debt is due in 2Q22, and (ii) Ps.401.6 million in principal payments, or 3.0% of Total Debt is due in the remainder of 2022.

ASUR 1Q22 Page 2 of 25

The following table shows the Company’s liquidity position by region of operations.

Liquidity Position as of March 31, 2022

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Apr– Jun 2022)
Mexico	7,390,143	4,633,402	670,504	3,962,898	0
Puerto Rico	1,470,419	6,551,456	255,532	6,295,924	0
Colombia	1,101,650	2,195,785	175,441	2,020,344	52,268
Total	9,962,212	13,380,643	1,101,477	12,279,166	52,268

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of March 31, 2022

Figures in thousands of Mexican Pesos

Region of Operation	2022	2023	2024	2025/2034
Mexico	0	1,475,000	1,525,000	1,650,000
Puerto Rico [1]	233,152	255,907	281,891	6,025,368
Colombia [2]	168,418	255,530	313,605	940,803
Total	401,570	1,986,437	2,120,496	8,616,171
[1] Figures in Mexican Pesos converted at the exchange rate at the close of the quarter Ps.19.9112= US$1.00
[2] Figures in Mexican Pesos converted at the exchange rate at the close of the quarter of COP189.4100=Ps.1.00
Note: Figures only reflects principal payments.

The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of March 31, 2022

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico	9,192,177	276,744	33.2(1)	3.0
Puerto Rico	1,104,774	630,022	1.8(2)	1.1
Colombia	1,194,658	346,116	3.5(3)	1.2
Total	11,491,609	1,252,882	9.2

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.1 billion and LTM Debt Service was Ps.630.0 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1.1 billion and Debt Service was Ps.346.0 million.

Accounts Receivables

Starting in mid-March of 2020, some of the airlines and other clients and tenants that operate in ASUR’s airports asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. Avianca Holdings, now Avianca Group, exited Chapter 11 on December 2021 and Aeromexico on March 18, 2022. As of the date hereof, Aeromexico has paid all amounts due under these agreements. The Company remains in commercial discussions with Avianca Group and LATAM Airlines Group regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course. Accounts receivables increased 22.2% YoY in 1Q22, reflecting the increasing business activity as passenger traffic recovered across ASUR’ s airport network.

ASUR 1Q22 Page 3 of 25

Accounts Receivable as of March 31, 2022

Figures in Thousands of Mexican Pesos

Región	1Q21	1Q22	% Chg
Mexico	758,495	1,622,411	113.9
Puerto Rico	562,304	37,587	(93.3)
Colombia	84,378	57,674	(31.6)
Total	1,405,177	1,717,672	22.2

Note: Net of allowance for bad debts.

1Q22 Passenger Traffic

During 1Q22, total passenger traffic at ASUR increased 71.4% YoY to 15.0 million passengers, recovering from the impact of the COVID-19 pandemic on travel which began mid-March 2020. Compared to 1Q19 pre-pandemic levels, passenger traffic in 1Q22 increased 8.8%.

Traffic in Mexico increased 76.2% YoY to 9.0 million passengers. In addition, Mexico traffic increased 3.4% compared to 1Q19 levels, driven by increases of 3.7% and 3.2% in domestic and international traffic, respectively.

In Puerto Rico, 1Q22 passenger traffic increased 35.5% YoY to 2.4 million passengers. Traffic exceeded 1Q19 levels by 3.9%, with domestic traffic rising 6.8% and international traffic recovering to 78.0% of 1Q19 activity.

Traffic in Colombia increased 92.3% YoY to 3.6 million passengers in 1Q22. Compared to 1Q19 levels, traffic increased 30.1%, with domestic and international traffic increasing 30.1% and 29.7%, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 20 of this report.

	First Quarter			% Chg 22 vs 21	% Chg 22 vs 19
	2019	2021	2022
Total Mexico	8,723,229	5,118,866	9,020,754	76.2	3.4
- Cancun	6,659,404	3,885,066	7,041,946	81.3	5.7
- 8 Other Airports	2,063,825	1,233,800	1,978,808	60.4	(4.1)
Domestic Traffic	3,610,761	2,853,039	3,745,688	31.3	3.7
- Cancun	1,899,183	1,746,176	2,081,647	19.2	9.6
- 8 Other Airports	1,711,578	1,106,863	1,664,041	50.3	(2.8)
International traffic	5,112,468	2,265,827	5,275,066	132.8	3.2
- Cancun	4,760,221	2,138,890	4,960,299	131.9	4.2
- 8 Other Airports	352,247	126,937	314,767	148.0	(10.6)
Total San Juan, Puerto Rico	2,300,508	1,764,873	2,390,719	35.5	3.9
Domestic Traffic	2,072,825	1,703,144	2,213,014	29.9	6.8
International traffic	227,683	61,729	177,705	187.9	(22.0)
Total Colombia	2,746,037	1,857,285	3,571,973	92.3	30.1
Domestic Traffic	2,344,772	1,654,428	3,051,342	84.4	30.1
International traffic	401,265	202,857	520,631	156.6	29.7
Total traffic	13,769,774	8,741,024	14,983,446	71.4	8.8
Domestic Traffic	8,028,358	6,210,611	9,010,044	45.1	12.2
International traffic	5,741,416	2,530,413	5,973,402	136.1	4.0

ASUR 1Q22 Page 4 of 25

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	First Quarter		% Chg
	2021	2022
Total Revenues	2,899,710	5,425,805	87.1
Aeronautical Services	1,655,678	3,182,016	92.2
Non-Aeronautical Services	1,050,943	1,992,482	89.6
Total Revenues Excluding Construction Revenues	2,706,621	5,174,498	91.2
Construction Revenues	193,089	251,307	30.2
Total Operating Costs & Expenses	1,612,193	2,097,545	30.1
Other Revenues	-	45,547	0.0
Operating Profit	1,287,517	3,373,807	162.0
Operating Margin	44.4%	62.2%	1778 bps
Adjusted Operating Margin [1]	47.6%	65.2%	1763 bps
EBITDA	1,592,545	3,676,285	130.8
EBITDA Margin	54.9%	67.8%	1283 bps
Adjusted EBITDA Margin [2]	58.8%	71.0%	1221 bps
Net Income	1,038,105	2,349,762	126.4
Net Majority Income	945,012	2,193,709	132.1
Earnings per Share	3.1500	7.3124	132.1
Earnings per ADS in US$	1.5820	3.6725	132.1

Total Commercial Revenues per Passenger [3]	107.9	120.9	12.0
Commercial Revenues	951,853	1,830,455	92.3
Commercial Revenues from Direct Operations per Passenger [4]	18.5	23.1	24.5
Commercial Revenues Excluding Direct Operations per Passenger	89.4	97.8	9.4

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 1Q22 increased 87.1% YoY, or Ps.2,526.1 million, to Ps.5,425.8 million and 32.3%, or Ps.1,324.5 million when compared to 1Q19. Revenue growth on an YoY basis was mainly due to the following increases:

•

89.6% in revenues from non-aeronautical services to Ps.1,992.5 million. Mexico contributed Ps.1,482.8 million, while Puerto Rico and Colombia accounted for Ps.357.8 million and Ps.151.8 million, respectively;

•

92.2% in revenues from aeronautical services to Ps.3,182.0 million. Mexico contributed Ps.2,214.0 million, while Puerto Rico and Colombia contributed Ps.517.1 million and Ps.450.9 million, respectively; and

•	30.2%, or Ps.58.2 million in construction services revenues to Ps.251.3 million, principally in Mexico.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 91.2% YoY to Ps.5,174.5 million.

Compared to 1Q19, revenues excluding construction services increased 31.2%, driven by a 27.2% increase in revenues from non-aeronautical services and a 33.9% increase in revenues from aeronautical services. Excluding revenues from construction services, Mexico accounted for 71.4% of total revenues in 1Q22, while Puerto Rico and Colombia represented 16.9% and 11.7%, respectively.

Commercial Revenues in 1Q22 increased 92.3% YoY to Ps.1,830.4 million, mainly reflecting the 87.1% recovery in passenger traffic. Compared to 1Q19, commercial revenues increased 26.1%. Commercial revenues increased YoY across ASUR’s regions of operations: 108.2% to Ps.1,323.7 million in Mexico, 52.5% to Ps.355.1 million in Puerto Rico, and 82.2% to Ps.151.6 million in Colombia.

Commercial Revenues per Passenger was Ps.120.9 in 1Q22, compared to Ps.107.9 in 1Q21 and Ps.104.6 in 1Q19.

ASUR 1Q22 Page 5 of 25

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 30.1% YoY, or Ps.485.3 million, to Ps.2,097.5 million in 1Q22, and 8.9%, or Ps.171.6 million, when compared to 1Q19.

Excluding construction costs, operating costs and expenses increased 30.1% YoY, or Ps.427.1 million, and 4.5% compared to 1Q19. The YoY increase was mainly due to the following variations:

•

Mexico: increased 36.5%, or Ps.296.7 million, mainly due to higher technical assistance and concession fees, increases in energy, security and maintenance expenses, together with higher cost of sales from directly operated stores and higher social security contributions.

•

Puerto Rico: increased 20.5%, or Ps.69.6 million, principally reflecting the maintenance provision, higher cost of sales of directly operated convenience stores, energy, security, personnel and concession fees. This was partially offset by a higher recovery of expenses of Ps.9.5 million under the Coronavirus Response and Relief Supplemental Appropriation (CRRSAA) Act in 1Q22 compared to the recovery under the Cares Act in 1Q21. Excluding this effect, costs would have increased 22.8%, or Ps.69.6 million.

•	Colombia: increased 22.9%, or Ps.60.8 million, mainly due to a 126.9%, or Ps.62.9 million increase in concession fees.

Cost of Services increased 26.2% YoY, or Ps.168.5 million. This increase was principally due to a 21.3%, or Ps.90.8 million increase in Mexico, mainly reflecting higher energy, security and maintenance expenses, together with higher cost of sales from directly operated stores, and higher social security contributions. In Puerto Rico, cost of services increased 50.9% or Ps.60.2 million mainly reflecting increases in the maintenance provision, cost of sales of directly operated stores, together with higher energy, security, and personnel expenses. Likewise, Colombia reported a 17.6% or Ps.17.5 million increase driven by a higher maintenance provision, taxes and duties, and security fees.

Construction Costs increased 30.2% YoY, or Ps.58.2 million. This was mainly driven by YoY increases of 9.9%, or Ps.15.9 million in Mexico, and 142.6% or Ps.43.1 million in Puerto Rico, partially offset by a decline of 42.2% or Ps.0.9 million in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 11.7% YoY.

Consolidated Technical Assistance increased 144.7% YoY mainly reflecting higher EBITDA in Mexico in 1Q22.

Concession Fees increased 94.1% YoY, principally due to increases of 103.6% in Mexico, 126.9% in Colombia and 26.0% in Puerto Rico, mainly due to higher regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 1.9% YoY, or Ps.9.3 million, principally due to increases of 14.8%, or Ps.27.8 million in Mexico and 0.2% or Ps.0.3 million in Puerto Rico, partially offset by a 16.4% decline, or Ps.18.8 million in Colombia.

Consolidated Operating Profit (Loss) and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.3,373.8 million in 1Q22 resulting in an Operating Margin of 62.2%, compared to a Ps.1,287.5 million profit and a 44.4% margin in 1Q21 which was impacted by COVID-19. This compares with a Ps.2,216.8 million consolidated operating profit and 54.1% margin in 1Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit or loss divided by total revenues less construction services revenues, was 65.2% in 1Q22 compared with 47.6% in 1Q21 and 56.2% in 1Q19.

EBITDA increased 130.8%, or Ps.2,083.7 million, to Ps.3,676.3 million in 1Q22 from Ps.1,592.5 million in 1Q21. Compared to 1Q19, EBITDA increased 38.0%. By country of operations, EBITDA increased YoY by 148.9% or Ps.1,676.3 million to Ps.2,802.4 million in Mexico, by 40.6% or Ps.144.9 million, to Ps.501.5 million in Puerto Rico, and by 239.2%, or Ps.262.6 million to Ps.372.3 million in Colombia. Consolidated EBITDA margin in 1Q22 was 67.8% compared to 54.9% in 1Q21 and 64.9% in 1Q19.

ASUR 1Q22 Page 6 of 25

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 71.0% in 1Q22, compared to 58.8% in 1Q21, and 67.5% in 1Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2021	2022
Interest Income	35,270	80,368	127.9
Interest Expense	(225,165)	(226,101)	0.4
Foreign Exchange Gain (Loss), Net	52,687	(95,896)	n/a
Total	(137,208)	(241,629)	76.1

In 1Q22 ASUR reported a Ps.241.6 million Consolidated Comprehensive Financing Loss, compared to a Ps.137.2 million loss in 1Q22.

During 1Q22 ASUR reported a foreign exchange loss of Ps.95.9 million, resulting from the 0.2% quarterly average depreciation of the Mexican peso against the U.S. dollar (2.7% quarter-end appreciation) during the period together with a U.S. dollar net asset position. This compares to a Ps.52.7 million foreign exchange gain in 1Q21 resulting from the 2.2% quarterly average depreciation of the Mexican peso (2.7% quarter-end) on a U.S. dollar net asset position.

Interest expense increased Ps.0.9 million, or 0.4% YoY, reflecting a Ps.29.4 million, or 45.0%, increase in interest payments in Mexico due to a Ps.690.0 million drawdown in lines of credit in October 2021, nearly offset by a Ps.26.9 million, or 59.4% decline in interest expenses in Colombia on fair value loan repayments recognized under IFRS 3.

Interest income increased Ps.45.4 million, or 127.9% YoY reflecting a higher cash balance position.

Income Taxes

Income Taxes for 1Q22 increased Ps.670.2 million YoY, principally due to the following increases:

•	A Ps.507.2 million in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting from the YoY recovery in revenues following the negative impact of COVID-19 in 1Q21.

•

A Ps.163.9 million in deferred income taxes. This mainly reflects a Ps.133.4 million increase in deferred income taxes in Colombia resulting from the increase in the applicable tax rate to 35.0% from 31.0%, and a Ps.29.4 million decrease in the tax benefit in certain airports in México, partly offset by a Ps.0.2 million tax benefit obtained in Puerto Rico.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.2,193.7 million for 1Q22, compared to Ps.945.0 million in 1Q21 and Ps.1,468.4 million in 1Q19. This resulted in earnings per common share in 1Q22 of Ps.7.3124, or earnings per ADS of US$3.6723 (one ADS represents ten series B common shares). This compares with earnings per share of 3.1500, or earnings per ADS of US$1.5820 for the same period last year, and with earnings per share of Ps.4.8948, or earnings per ADS of USS$2.0843 in 1Q19.

Net Income (Loss)

ASUR reported Net Income of Ps.2,349.8 million in 1Q22, an increase of Ps.1,311.6 million or 126.4%, from Ps.1,038.1 million in 2Q11, and above the Ps.1,519.1 million reported in 1Q19.

Consolidated Financial Position

Airport concessions represented 79.0% of the Company’s total assets on March 31, 2022, with current assets representing 20.4% and other assets representing 0.6%.

Cash and cash equivalents at March 31, 2022 amounted to Ps.9,962.2 million, a 13.6% increase from Ps.8,770.1 million at December 31, 2021. Mexico and Colombia contributed with Ps.1,689.8 million and Ps.327.9 million in cash and cash equivalents, respectively, while Puerto Rico reported a Ps.824.7 million decline.

ASUR 1Q22 Page 7 of 25

As of March 31, 2022, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations," resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,613.5 million, ii) goodwill of Ps.951.2 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.561.3 million, and iv) a minority interest of Ps.5,247.8 million within stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2022: i) the recognition of a net intangible asset of Ps.1,094.4 million, ii) goodwill of Ps.1,562.0.6 million, iii) deferred taxes of Ps.218.9 million, and iv) Ps.468.9 million from the recognition of bank loans at fair value.

Stockholders’ equity at March 31, 2021 was Ps.47,757.7 million and total liabilities were Ps.19,582.6 million, representing 70.9% and 29.1% of total assets, respectively. Deferred liabilities represented 16.1% of ASUR’s total liabilities.

Total Debt at quarter-end declined 2.9% to Ps.13,380.6 million from Ps.13,779.5 million on December 31, 2021, mainly reflecting principal and interest payments of Ps.398.9 million.

On March 31, 2022, 34.6% of ASUR’s total debt was denominated in Mexican pesos, 49.0% in U.S. Dollars (at Aerostar in Puerto Rico) and 16.4% in Colombian pesos.

Principal payments of Ps.52.3 million, or 0.4% of Total Debt mature in 2Q22, and a total of Ps.450.5 million, or 3.4% of Total Debt mature in the remainder of 2022.

LTM Net Debt-to-LTM EBITDA stood at 0.3x at the close of 1Q22, while the Interest Coverage ratio was 9.2x. This compares with LTM Net Debt-to-LTM EBITDA of 2.1x and an Interest Coverage Ratio of 2.9x at March 31, 2021.

Table 5: Consolidated Debt Indicators
	December 31, 2021	December 31, 2021	March 31, 2022
Leverage
Total Debt/ LTM EBITDA (Times) [1]	3.7	1.3	1.1
Total Net Debt/ LTM EBITDA (Times) [2]	2.1	0.5	0.3
Interest Coverage Ratio [3]	2.9	8.4	9.2
Total Debt	13,737,451	13,779,547	13,380,643
Short-term Debt	965,580	578,144	1,101,477
Long-term Debt	12,771,871	13,201,403	12,279,166
Cash & Cash Equivalents	5,739,798	8,770,062	9,962,212
Total Net Debt [4]	7,997,653	5,009,485	3,418,431

[1] Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents

Table 6: Consolidated Long-Term Debt Profile (millions)*

Original Amount	Aerostar US$ Million		Cancun Airport Mexican Pesos (Million)		Airplan Col Ps (Million)
	US$ 350	US$ 50	BBVA 2,000	Santander 2,650	Syndicated Loan 440,000
Principal Balance as of March 31, 2022	293.8	42.0	2,000	2,650	317,897
2022	5.3	0.8			31,900
2023	11.2	1.6	150	1,325	48,400
2024	12.4	1.8	200	1,325	59,400
2025	13.6	1.9	275		68,200
2026	15.0	2.1	375		72,600
2027	16.6	2.4	475		37,397
2028	16.2	2.3	525
2029	17.3	2.5
2030	20.9	3.0
2031	27.0	3.9
2032	34.4	4.9
2033	38.5	5.5
2034	42.6	6.1
2035	22.6	3.2

*Expressed in the original currency of each loan.

Note: The syndicated loans in Mexico were incurred in October 2017 and September 2021, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years.

ASUR 1Q22 Page 8 of 25

Capital Expenditures

ASUR made capital expenditures of Ps.315.8 million in 1Q22. Of this amount, Ps.240.1 million were allocated to modernize the Company´s Mexican airports pursuant to its master development plans, Ps.74.8 million were invested by Aerostar in Puerto Rico and Ps.0.9 million were invested in Colombia. This compares with Ps.356.3 million invested in 1Q21, of which Ps.324.7 million was invested in Mexico, Ps.30.9 million in Puerto Rico and Ps.0.7 million in Colombia.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	First Quarter		% Chg
	2021	2022
Total Passengers (in thousands)	5,146	9,071	76.3

Total Revenues	1,909,929	3,873,476	102.8
Aeronautical Services	1,016,955	2,213,994	117.7
Non-Aeronautical Services	732,221	1,482,786	102.5
Construction Revenues	160,753	176,696	9.9
Total Revenues Excluding Construction Revenues	1,749,176	3,696,780	111.3

Total Commercial Revenues	635,774	1,323,741	108.2
Commercial Revenues from Direct Operations	109,580	270,497	146.8
Commercial Revenues Excluding Direct Operations	526,194	1,053,244	100.2

Total Commercial Revenues per Passenger	123.5	145.9	18.2
Commercial Revenues from Direct Operations per Passenger [1]	21.3	29.8	40.1
Commercial Revenues Excluding Direct Operations per Passenger	102.3	116.1	13.6

For the purposes of this table, approximately 27.0 and 50.5 thousand transit and general aviation passengers are included in 1Q21 and 1Q22 respectively.
[1] Represents the operations of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 102.8% YoY to Ps.3,873.5 million and 38.7% when compared to pre-pandemic levels of 1Q19.

Excluding construction, revenues increased 111.3% YoY, principally due to increases of 117.7% in revenues from aeronautical services and 102.5% in revenues from non-aeronautical services, resulting mainly from the 76.2% recovery in passenger traffic. Compared 1Q19, revenues excluding construction increased 33.1%, reflecting growth of 25.6% in revenues from non-aeronautical services and 38.6% from aeronautical services.

Commercial Revenues increased 108.2% YoY, principally reflecting the 76.3% increase in passenger traffic, as shown in Table 7. Commercial Revenues per Passenger for 1Q22 were Ps.145.9 compared to Ps.123.5 in 1Q21 and Ps.122.1 in 1Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of three new commercial spaces at Cancun Airport. More details of these openings can be found on page 21 of this report.

ASUR 1Q22 Page 9 of 25

Table 8: Mexico Commercial Revenue Performance		Table 9: Mexico Summary Retail and Other Commercial Space Opened since March 31,2021
Bussines Line	YoY Chg	Type of Commercial Space [1]	# Of Spaces Opened
	1Q22
Duty Free	131.6%	Cancun	1
Car parking	128.6%	Retail	1
Retail	121.5%	8 Others airports	2
Advertising	111.7%	Retail	1
Other revenues	97.2%	Car rental	1
Teleservices	64.5%	Mexico	3
Car rental	43.8%
Food and Beverage	41.0%
Banks and foreign exchange	13.8%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Ground Transportation	(19.2%)
Total Commercial Revenues	108.2%

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	First Quarter		% Chg
	2021	2022
Cost of Services	425,830	516,690	21.3
Administrative	62,063	69,305	11.7
Technical Assistance	59,229	148,395	150.5
Concession Fees	78,829	160,512	103.6
Depreciation and Amortization	187,790	215,584	14.8
Operating Costs and Expenses Excluding Construction Costs	813,741	1,110,486	36.5
Construction Costs	160,753	176,696	9.9
Total Operating Costs & Expenses	974,494	1,287,182	32.1

Total Mexico Operating Costs and Expenses increased 32.1% YoY, or Ps.312.7. Excluding construction costs, operating costs and expenses increased 36.5% or Ps.296.7 million, mainly reflecting higher technical assistance and concession fees, as well as increases in energy, security and maintenance costs. Higher cost of sales at stores operated by ASUR and an increase in social security contributions also contributed to higher costs.

Cost of Services increased 21.3% YoY, mainly reflecting higher energy, security and maintenance expenses, together with higher cost of sales at stores operated directly by ASUR and an increase in social security contributions.

Administrative Expenses declined 11.7% YoY.

The Technical Assistance fee paid to ITA increased 150.5% YoY reflecting higher EBITDA in Mexico, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 103.6%, principally due to the increase in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 14.8% YoY, reflecting higher investments to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2021	2022
Interest Income	34,041	69,572	104.4
Interest Expense	(65,508)	(94,959)	45.0
Foreign Exchange Gain (Loss), Net	52,704	(95,906)	n/a
Total	21,237	(121,293)	n/a

ASUR’s Mexico operations reported a Ps121.3 million Comprehensive Financing Loss in 1Q22, compared to a Ps.21.2 million gain in 1Q29. This was mainly due to a foreign exchange loss of Ps.95.9 million in 1Q22 resulting from the 0.2% average quarterly depreciation of the Mexican peso (2.7% appreciation at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares with a Ps.52.7 million foreign exchange gain 1Q21, resulting

ASUR 1Q22 Page 10 of 25

from the 2.2% average quarterly depreciation of the Mexican peso during that period (2.7% at quarter-end) and a foreign currency net asset position.

Interest income increased 104.4% YoY reflecting a higher cash balance, while interest expenses increased 45% YoY due to a higher debt balance as a result of the Ps.690 million in lines of credit drawn down in October 2021.

Mexico Operating Profit (Loss) and EBITDA

Table 12: Mexico Profit & EBITDA
	First Quarter		% Chg
	2021	2022
Total Revenue	1,909,929	3,873,476	102.8
Total Revenues Excluding Construction Revenues	1,749,176	3,696,780	111.3
Operating Profit	935,435	2,586,294	176.5
Operating Margin	49.0%	66.8%	1779 bps
Adjusted Operating Margin [1]	53.5%	70.0%	1648 bps
Net Profit [2]	831,550	1,881,523	126.3
EBITDA	1,126,110	2,802,407	148.9
EBITDA Margin	59.0%	72.3%	1339 bps
Adjusted EBITDA Margin [3]	64.4%	75.8%	1143 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.258.6 million and 164.8 million in 1Q22 and 1Q21, respectively, for Airplan Ps.175.9 million and Ps.14.5 million in 1Q22 and 1Q21, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.2,586.3 million in 1Q22 and an Operating Margin of 66.8%. This compares with an Operating Gain of Ps.935.4 million and an Operating Margin of 49.0% in 1Q21 and 67.4% in 1Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues was 70.0% in 1Q22, compared to 53.5% in 1Q21, and 67.7% in 1Q19.

EBITDA increased Ps.148.9%, or Ps.1,676.3 million to Ps.2,802.4 million in 1Q22, from Ps.1,126.1 million in 1Q22 and compared to Ps.2,051.9 million reported in 1Q19. EBITDA margin in 1Q22 was 72.3%, compared with 59.0% in 1Q21 and 73.5% in 1Q19.

During 1Q22, ASUR’s operations in Mexico recognized Ps.176.7 million in “Construction Revenues,” compared with Ps.160.7 million in 1Q21, reflecting higher capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 75.8% in 1Q22, compared with 64.4% in 1Q21, and 73.9% in 1Q19.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of March 31, 2022, totaled Ps.2,304.5 million, with an average tariff per workload unit of Ps.245.3 (December 2021 pesos), accounting for approximately 62.3% of total Mexico income (excluding construction income)

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

ASUR 1Q22 Page 11 of 25

Capital investments in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans amounted to Ps.240.1 million in 1Q22, compared to Ps.324.7 million in 1Q21.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three-month period ended March 31, 2021 and 2022.

As of March 31, 2022, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations," resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,613.5 million, ii) goodwill of Ps.951.2 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.561.3 million, and iv) a minority interest of Ps.5,247.8 million within stockholders' equity.

In thousands of Mexican pesos
	First Quarter		% Chg
	2021	2022
Total Passengers (in thousands)	1,765	2,391	35.5

Total Revenues	727,129	948,324	30.4
Aeronautical Services	462,024	517,078	11.9
Non-Aeronautical Services	234,838	357,831	52.4
Construction Revenues	30,267	73,415	142.6
Total Revenues Excluding Construction Revenues	696,862	874,909	25.5

Total Commercial Revenues	232,888	355,115	52.5
Commercial Revenues from Direct Operations	53,826	78,838	46.5
Commercial Revenues Excluding Direct Operations	179,062	276,277	54.3

Total Commercial Revenues per Passenger	132.0	148.5	12.6
Commercial Revenues from Direct Operations per Passenger [1]	30.5	33.0	8.1
Commercial Revenues Excluding Direct Operations per Passenger	101.5	115.6	13.9
Figures in pesos at the average exchange rate Ps.20.5085 = US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 1Q22 increased 30.4% YoY to Ps.948.3 million.

Excluding construction services, revenues rose 25.5%, mainly due to the following YoY increases:

•	11.9% in revenues from aeronautical services; and
•	52.4% in revenues from non-aeronautical services, principally due to the 35.5% increase in passenger traffic.

Commercial Revenues per Passenger reached Ps.148.5 in 1Q22, compared with Ps.132.0 in 1Q21 and pre-pandemic levels of Ps.118.0 in 1Q19.

Six commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 1Q22 Page 12 of 25

Table 14: Puerto Rico Commercial Revenue Performance		Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since March 31, 2021
Bussines Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q22
Ground Transportation	88.7%	Retail	1
Car rentals	66.0%	Food and beverage	3
Car parking	65.0%	Others revenues	2
Others revenues	63.6%	Total Commercial Spaces	6
Food and beverage	57.4%
Retail	46.5%
Banks and foreign exchange	12.6%
Duty Free	0.4%
Advertising	(32.6%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	52.5%

Puerto Rico Operating Costs and Expenses

In thousands of Mexican pesos
	First Quarter		% Chg
	2021	2022
Cost of Services	118,309	178,473	50.9
Concession Fees	34,965	44,063	26.0
Depreciation and Amortization	186,285	186,600	0.2
Operating Costs and Expenses Excluding Construction Costs	339,559	409,136	20.5
Construction Costs	30,267	73,415	142.6
Total Operating Costs & Expenses	369,826	482,551	30.5
Figures in pesos at the average exchange rate Ps.20.5085 = US. 1.00

During 1Q22, total Operating Costs and Expenses at LMM Airport increased 30.5% YoY to Ps.482.5 million. Construction costs in the quarter increased 142.6% to Ps.73.4 million from Ps.30.3 million in 1Q21.

Excluding construction costs, operating costs and expenses increased 20.5% YoY, or Ps.69.6 million, to Ps.409.1 million, principally due to increases in the maintenance provision, in the cost of sales of directly operated convenience stores, and in energy, security, maintenance, personnel costs and concession fees. This increase was partially offset by a Ps. 9.5 million recovery of expenses under the CRRSAA Act in 1Q22 compared with the recovery under the Cares Act in 1Q21. Excluding this effect, costs would have increased 15.0%, or Ps.79.0 million.

Cost of Services increased 50.9% YoY, or Ps.60.2 million, principally reflecting a mainly reflecting a higher maintenance provision, as well as increases in cost of sales in convenience stores directly operated by ASUR, and in energy, security, maintenance, and personnel costs. This increase was partially offset by a higher recovery of expenses of Ps.9.5 million under the CRRSAA Act in 1Q22 compared to the recovery under the Cares Act in 1Q21. Excluding this impact, Cost of Services would have increased 22.8%, or Ps.69.6 million.

Concession Fees paid to the Puerto Rican government increased Ps.9.1 million, in line with the concession agreement.

Depreciation and Amortization increased 0.2% YoY, or Ps.0.3 million, principally reflecting the FX translation impact as the average Mexican peso exchange rate fluctuated to Ps.20.5085 per dollar in 1Q22, from Ps.20.3407 per dollar in 1Q21.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2021	2022
Interest Income	244	1,879	670.1
Interest Expense	(115,272)	(112,778)	(2.2)
Total	(115,028)	(110,899)	(3.6)
Figures in pesos at the average exchange rate Ps.20.5085 = US. 1.00

During 1Q22, Puerto Rico reported a Ps.110.9 million Comprehensive Financing Loss, compared with a Ps.115.0 million loss in 1Q21, mainly reflecting the FX conversion impact in connection with the appreciation of the Mexican

ASUR 1Q22 Page 13 of 25

peso against the US dollar together with the full repayment of the subordinated term loan with Cancun airport in April 2021.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a revolving line of credit with Banco Popular de Puerto Rico in the amount of US$20.0 million, with a three-year term. Funds have not yet been withdrawn. All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2020	2021
Total Revenue	727,129	948,324	30.4
Total Revenues Excluding Construction Revenues	696,862	874,909	25.5
Other Revenues	-	45,547	n/a
Operating Profit	357,303	511,320	43.1
Operating Margin	49.1%	53.9%	478 bps
Adjusted Operating Margin[1]	51.3%	58.4%	717 bps
Net Income	232,731	390,133	67.6
EBITDA	356,681	501,542	40.6
EBITDA Margin	49.1%	52.9%	383 bps
Adjusted EBITDA Margin[2]	51.2%	57.3%	614 bps

Figures in pesos at the average exchange rate Ps.20.5085 = US. 1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico increased to Ps.511.3 million at Puerto Rico resulting in an Operating Margin of 53.9%, mainly reflecting higher non-aeronautical revenues and a marginal reduction in expenses. This compares with operating profit of Ps.357.3 million and an operating margin of 49.1% in 1Q21, and of Ps.260.4 million and an Operating Margin of 30.6% in 1Q19.

EBITDA increased 40.6% to Ps.501.5 million in 1Q22 from Ps.356.7 million in 1Q21, and from Ps.420.0 million in 1Q19. EBITDA Margin increased to 52.9% in 1Q22 from 49.1% in 1Q21 and 49.3% in 1Q19. The Adjusted EBITDA Margin (which excludes IFRIC 12) was 57.3% in 1Q22, compared with 51.2% in 1Q21, and 57.6% in 4Q19.

Puerto Rico Capital Expenditures

During 1Q22, Aerostar made capital investments of Ps.74.8 million compared with investments of Ps.30.9 million in 1Q21.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

ASUR 1Q22 Page 14 of 25

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-month periods ended March 31, 2021 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2022: i) the recognition of a net intangible asset of Ps.1,094.4 million, ii) goodwill of Ps.1,562.0.6 million, iii) deferred taxes of Ps.218.9 million, and iv) Ps.468.9 million from the recognition of bank loans at fair value.

In thousands of Mexican pesos
	First Quarter		% Chg
	2021	2022
Total Passengers (in thousands)	1,911	3,683	92.8

Total Revenues	262,652	604,005	130.0
Aeronautical Services	176,699	450,944	155.2
Non-Aeronautical Services	83,884	151,865	81.0
Construction Revenues [1]	2,069	1,196	(42.2)
Total Revenues Excluding Construction Revenues	260,583	602,809	131.3
Total Commercial Revenues	83,191	151,599	82.2
Total Commercial Revenues per Passenger	43.5	41.2	(5.3)

Figures in pesos at an average exchange rate of COP190.5193 = Ps.1.00.
Note: For the purposes of this table, approximately 53.4 and 111.3 thousand transit and general aviation passengers are included in 1Q21 and 1Q22, respectively.

Colombia Revenues

Total Colombia Revenues increased 130.0% YoY to Ps.604.4 million and 32.3% against 1Q19. Excluding construction services, revenues increased 131.3% YoY mainly reflecting increases of 155.2% in revenues from aeronautical services, and 81.0% in revenues from non-aeronautical services, mainly the 82.2% increase in commercial revenues.

Commercial Revenues per Passenger was Ps.41.2 compared with Ps.43.5 in 1Q21 and Ps.39.1 in 1Q19.

As shown in Table 21, during the last twelve months, 44 new commercial spaces were opened in Colombia. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 20: Colombia Commercial Revenue Performance		Table 21: Colombia Summary Retail and Other Commercial Space Opened since March 31, 2021
Bussines Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q22
Ground transportation	690.8%	Retail	9
Car rental	360.7%	Banks and foreign exchange	1
Duty free	237.2%	Teleservices	3
Retail	126.5%	Others revenues	31
Car parking	116.3%	Total Commercial Spaces	44
Advertising	91.9%
Food and beverage	89.7%
Other revenues	59.1%
Banks and foreign exchange	30.9%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	10.2%
Total Commercial Revenues	82.2%

ASUR 1Q22 Page 15 of 25

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2021	2022
Cost of Services	99,398	116,920	17.6
Technical Assistance	1,837	1,030	(43.9)
Concession Fees	49,594	112,523	126.9
Depreciation and Amortization	114,975	96,143	(16.4)
Operating Costs and Expenses Excluding Construction Costs	265,804	326,616	22.9
Construction Costs	2,069	1,196	(42.2)
Total Operating Costs & Expenses	267,873	327,812	22.4

Figures in pesos at an average exchange rate of COP190.5193 = Ps.1.00.

Total Operating Costs and Expenses in Colombia increased 22.4% YoY to Ps.327.8 million. Excluding construction costs, operating costs and expenses increased 22.9% YoY to Ps.326.6 million.

Cost of Services increased 17.6% YoY, or Ps.17.5 million. This was mainly due to an increase in maintenance the maintenance provision and higher security expenses, as well as an increase in taxes and duties.

Construction Costs declined 42.2% YoY, or Ps.0.8 million due to lower complementary works TO concessioned assets compared 1Q21.

Concession Fees, which include fees paid to the Colombian government, increased 126.9% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined Ps.18.8 million, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso, as per IFRS 3.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2021	2022
Interest Income	1,866	8,917	377.9
Interest Expense	(45,266)	(18,364)	(59.4)
Foreign Exchange Gain (Loss), Net	(17)	10	n/a
Total	(43,417)	(9,437)	(78.3)

Figures in pesos at an average exchange rate of COP190.5193 = Ps.1.00.

During 1Q22, Airplan reported a Ps.9.4 million Comprehensive Financing Loss, compared with a Ps.43.4 million loss in 1Q21. This resulted mainly from a 59.4% decline in interest expenses on fair value loan repayments recognized under IFRS 3, partially offset by a Ps.7.0 million, or 377.9% increase in interest earned.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and maintained a net balance of Ps.2.195.8 million as of March 31, 2022.

Airplan made principal payments of Ps.53.6 million in 1Q22.

ASUR 1Q22 Page 16 of 25

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2021	2022
Total Revenue	262,652	604,005	130.0
Total Revenues Excluding Construction Revenues	260,583	602,809	131.3
Operating Profit	(5,221)	276,193	n/a
Operating Margin	(2.0%)	45.7%	4771 bps
Adjusted Operating Margin[1]	(2.0%)	45.8%	4782 bps
Net Profit	(26,176)	78,106	n/a
EBITDA	109,754	372,336	239.2
EBITDA Margin	41.8%	61.6%	1986 bps
Adjusted EBITDA Margin[2]	42.1%	61.8%	1965 bps
Figures in pesos at an average exchange rate of COP190.5193 = Ps.1.00.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Gain of Ps.276.2 million in 1Q22 compared with an Operating Loss of Ps.5.1 million in 1Q21 which was impacted by COVID-19. Operating Margin was 45.7% in 1Q22 compared to negative operating margin of 2.0% in 1Q21, and a pre-pandemic operating margin of 16.5% in 1Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was 45.8% in 1Q22 compared with negative 2.0% in 1Q21, and positive 17.4% in 1Q19.

EBITDA in 1Q22 was Ps.372.3 million resulting in an EBITDA Margin of 61.6%. This compares with EBITDA of Ps.109.7 million in 1Q21. EBITDA Margin was 41.8%, in both 1Q21 and 1Q19.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was 61.8% in 1Q22. This compares to an Adjusted EBITDA Margin of 42.1% in 1Q21 impacted by the decline in revenues resulting from Covid-19, and to 43.9% in 1Q19.

Colombia Capital Expenditures

Airplan made capital investments of Ps.0.8 million in 1Q22 compared to Ps.0.7 million in 1Q21.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues amounted to Ps.450.9 million in 1Q22.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the

ASUR 1Q22 Page 17 of 25

development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Punto Research Santander, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 1Q22 Page 18 of 25

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 1Q22 Page 19 of 25

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		First Quarter		% Chg
		2021	2022
Domestic Traffic		2,853,039	3,745,688	31.3
CUN	Cancun	1,746,176	2,081,647	19.2
CZM	Cozumel	23,748	44,146	85.9
HUX	Huatulco	109,604	192,955	76.0
MID	Merida	340,024	546,667	60.8
MTT	Minatitlan	19,680	20,296	3.1
OAX	Oaxaca	145,011	236,209	62.9
TAP	Tapachula	82,354	108,469	31.7
VER	Veracruz	201,402	266,246	32.2
VSA	Villahermosa	185,040	249,053	34.6
International Traffic		2,265,827	5,275,066	132.8
CUN	Cancun	2,138,890	4,960,299	131.9
CZM	Cozumel	63,654	132,282	107.8
HUX	Huatulco	5,844	42,333	624.4
MID	Mérida	24,399	59,668	144.6
MTT	Minatitlan	1,344	2,958	120.1
OAX	Oaxaca	14,905	46,635	212.9
TAP	Tapachula	1,450	3,244	123.7
VER	Veracruz	11,317	21,172	87.1
VSA	Villahermosa	4,024	6,475	60.9
Total Traffic México		5,118,866	9,020,754	76.2
CUN	Cancun	3,885,066	7,041,946	81.3
CZM	Cozumel	87,402	176,428	101.9
HUX	Huatulco	115,448	235,288	103.8
MID	Merida	364,423	606,335	66.4
MTT	Minatitlan	21,024	23,254	10.6
OAX	Oaxaca	159,916	282,844	76.9
TAP	Tapachula	83,804	111,713	33.3
VER	Veracruz	212,719	287,418	35.1
VSA	Villahermosa	189,064	255,528	35.2

US Passenger Traffic, San Juan Airport (LMM)
		First Quarter		% Chg
		2021	2022
SJU Total [1]		1,764,873	2,390,719	35.5
Domestic Traffic		1,703,144	2,213,014	29.9
International Traffic		61,729	177,705	187.9

Colombia, Passenger Traffic Airplan
		First Quarter		% Chg
		2021	2022
Domestic Traffic		1,654,428	3,051,342	84.4
MDE	Medellín (Rio Negro)	1,110,693	2,230,486	100.8
EOH	Medellín	206,914	286,520	38.5
MTR	Montería	214,813	371,255	72.8
APO	Carepa	46,485	63,763	37.2
UIB	Quibdó	65,903	84,143	27.7
CZU	Corozal	9,620	15,175	57.7
International Traffic		202,857	520,631	156.6
MDE	Medellín (Rio Negro)	202,857	520,631	156.6
EOH	Medellín	-	-	-
MTR	Montería	-	-	-
APO	Carepa	-	-	-
UIB	Quibdó	-	-	-
CZU	Corozal	-	-	-
Total Traffic Colombia		1,857,285	3,571,973	92.3
MDE	Medellín (Rio Negro)	1,313,550	2,751,117	109.4
EOH	Medellín	206,914	286,520	38.5
MTR	Montería	214,813	371,255	72.8
APO	Carepa	46,485	63,763	37.2
UIB	Quibdó	65,903	84,143	27.7
CZU	Corozal	9,620	15,175	57.7

1 Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 1Q22 Page 20 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Commercial Spaces

ASUR Retail and Other Commercial Space Opened since March 31, 2021[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Red Importadora, SA de CV (Gowin)	Retail	September 2021
Cozumel
Morena Mia Beauty Group	Retail	September 2021
Mérida
Turismo Gargo	Car Rental	April 2021
SAN JUAN, PUERTO RICO
Fresh @ the Gate (Management Group Investors, LLC)	Food and Beverage	January 2022
The Flight Park (G&G, LLC)	Food and Beverage	January 2022
Strong Med Vital Care (MRPV, LLC)	Other Revenue	February 2022
Power Packs 2 Go (PR Kiosk Solutions, LLC)	Other Revenue	February 2022
Corner Bistro (Management Group Investors, LLC)	Food and Beverage	March 2022
Beya (PS Imports, INC.)	Retail	March 2022
COLOMBIA
Rionegro
Davivienda S.A	Banks and foreign exchange	April 2021
Tampa Cargo S.A.S.	Other Revenue	May 2021
Servicios Aereos Panamericanos S.A.S.	Other Revenue	May 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenue	May 2021
Globoshops S.A.S.	Retail	June 2021
Servicios Aereos Panamericanos S.A.S.	Other Revenue	July 2021
Cosmetika S.A.S.	Retail	July 2021
Easyfly S. A.	Other Revenue	August 2021
Kuehene & Nagel S.A.	Other Revenue	August 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenue	September 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenue	September 2021
Lasa-Sociedad de Apoyos Aeronauticos	Other Revenue	October 2021
First Class Experiencias Cartagena S.A.S.	Other Revenue	November 2021
Ultra AIR S.A.S	Other Revenue	November 2021
Organización Terpel S.A	Other Revenue	December 2021
Fast Colombia SAS	Other Revenue	December 2021
Securitas Colombia S.A.	Other Revenue	December 2021
Jetsmart Airlines Spa sucursal colombia	Other Revenue	December 2021
Ez Air sucursal colombia	Other Revenue	December 2021
Globoshops S.A.S.	Retail	January 2022
Apollo Freight Services Colombia S.A.S	Other Revenue	January 2022
Magnum Logistic S.A.	Other Revenue	January 2022
Olaya Herrera
Moon Flight Services S.A.S	Other Revenue	April 2021
Easyfly S. A.	Other Revenue	July 2021
Hoteles Regatta S.A.S.	Other Revenue	August 2021
Servicios Aéreos Capurgana "SEARCA"	Other Revenue	August 2021
Heligolfo S.A.	Other Revenue	August 2021
Satena	Other Revenue	September 2021
Synerjet Latina	Other Revenue	October 2021
Grupo San German Express S.A.S	Other Revenue	November 2021
Distribuidora Pasteur S.A	Retail	December 2021
Deparatamento de Antioquia	Other Revenue	January 2022
Grupo San German Express S.A.S	Other Revenue	January 2022
Fondo de Valoración del Municipio de Medellín	Other Revenue	January 2022
CNV Volar S.A.S	Other Revenue	January 2022
Montería
Columbus Networks de Colombia S.A.S.	Teleservices	June 2021
Distribuidora Pasteur S.A	Retail	February 2022
Corozal
Edatel S.A	Teleservices	July 2021
Quibdo
Grupo San German Express S.A.S	Other Revenue	November 2021
Carepa
Edatel S.A	Teleservices	July 2021
Centro de Servicios
STF Group S.A.	Retail	July 2021
Grupo CDM S.A.S. Zomac-Pilatos	Retail	October 2021
STF Group S.A.	Retail	December 2021
Franquicias Taca SAS	Retail	January 2022

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q22 Page 21 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Operating Results per Airport

Thousands of Mexican Pesos

Item	1Q 2021	1Q 2021 Per Workload Unit	1Q 2022	1Q 2022 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	744,414	188.9	1,708,405	238.2	129.5	26.1
Non-Aeronautical Revenues	667,877	169.5	1,391,376	194.0	108.3	14.5
Construction Services Revenues	53,757	13.6	30,956	4.3	(42.4)	(68.4)
Total Revenues	1,466,048	372.0	3,130,737	436.5	113.5	17.3
Operating Profit	791,926	200.9	2,197,674	306.4	177.5	52.5
EBITDA	916,119	232.5	2,343,080	326.7	155.8	40.5
Merida
Aeronautical Revenues	79,843	200.6	148,848	223.5	86.4	11.4
Non-Aeronautical Revenues	25,543	64.2	34,275	51.5	34.2	(19.8)
Construction Services Revenues	39,490	99.2	6,391	9.6	(83.8)	(90.3)
Other [2]	16	-	18	-	12.5	n/a
Total Revenues	144,892	364.0	189,532	284.6	30.8	(21.8)
Operating Profit	31,832	80.0	91,942	138.1	188.8	72.6
EBITDA	44,549	111.9	106,559	160.0	139.2	43.0
Villahermosa
Aeronautical Revenues	41,506	208.6	62,771	234.2	51.2	12.3
Non-Aeronautical Revenues	9,242	46.4	12,607	47.0	36.4	1.3
Construction Services Revenues	8,863	44.5	4,352	16.2	(50.9)	(63.6)
Other [2]	23	0.1	22	0.1	(4.3)	-
Total Revenues	59,634	299.6	79,752	297.5	33.7	(0.7)
Operating Profit	16,494	82.9	39,020	145.6	136.6	75.6
EBITDA	24,633	123.8	48,240	180.0	95.8	45.4
Other Airports [3]
Aeronautical Revenues	151,192	218.2	293,970	258.5	94.4	18.5
Non-Aeronautical Revenues	29,559	42.7	44,528	39.2	50.6	(8.2)
Construction Services Revenues	58,643	84.6	134,997	118.7	130.2	40.3
Other [2]	61	0.1	77	0.1	26.2	-
Total Revenues	239,455	345.6	473,572	416.5	97.8	20.5
Operating Profit	39,134	56.5	169,487	149.1	333.1	163.9
EBITDA	80,272	115.8	215,647	189.7	168.6	63.8
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	301,964	n/a	128,814	n/a	(57.3)	n/a
Total Revenues	301,964	n/a	128,814	n/a	(57.3)	n/a
Operating Profit	56,049	n/a	88,171	n/a	57.3	n/a
EBITDA	60,537	n/a	88,881	n/a	46.8	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(302,065)	n/a	(128,930)	n/a	(57.3)	n/a
Total Mexico
Aeronautical Revenues	1,016,955	194.4	2,213,994	239.5	117.7	23.2
Non-Aeronautical Revenues	732,221	140.0	1,482,786	160.4	102.5	14.6
Construction Services Revenues	160,753	30.7	176,696	19.1	9.9	(37.8)
Total Revenues	1,909,929	365.1	3,873,476	419.0	102.8	14.8
Operating Profit	935,435	178.8	2,586,294	279.8	176.5	56.5
EBITDA	1,126,110	215.3	2,802,407	303.2	148.9	40.8
San Juan Puerto Rico, US [5]
Aeronautical Revenues	462,024	n/a	517,078	n/a	11.9	n/a
Non-Aeronautical Revenues	234,838	n/a	357,831	n/a	52.4	n/a
Construction Services Revenues	30,267	n/a	73,415	n/a	142.6	n/a
Total Revenues	727,129	n/a	948,324	n/a	30.4	n/a
Operating Profit	357,303	n/a	511,320	n/a	43.1	n/a
EBITDA	365,574	n/a	501,542	n/a	37.2	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	176,699	n/a	450,944	n/a	155.2	n/a
Non-Aeronautical Revenues	83,884	n/a	151,865	n/a	81.0	n/a
Construction Services Revenues	2,069	n/a	1,196	n/a	(42.2)	n/a
Total Revenues	262,652	n/a	604,005	n/a	130.0	n/a
Operating Profit	(5,221)	n/a	276,193	n/a	(5,390.0)	n/a
EBITDA	109,754	n/a	372,336	n/a	239.2	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	1,655,678	n/a	3,182,016	n/a	92.2	n/a
Non-Aeronautical Revenues	1,050,943	n/a	1,992,482	n/a	89.6	n/a
Construction Services Revenues	193,089	n/a	251,307	n/a	30.2	n/a
Total Revenues	2,899,710	n/a	5,425,805	n/a	87.1	n/a
Operating Profit	1,287,517	n/a	3,373,807	n/a	162.0	n/a
EBITDA	1,601,438	n/a	3,676,285	n/a	129.6	n/a

1 Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.

2 Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.

ASUR 1Q22 Page 22 of 25

3 Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

4 Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

5 Reflects the results of operation of  San Juan Airport, Puerto Rico, U.S. for 1Q22.

6 Reflects the results of operation of  Airplan, Colombia, for 1Q22.

ASUR 1Q22 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Income from January 1 to March 31, 2022 and 2021

Thousands of Mexican Pesos

Item	3M	3M	%	1Q	1Q	%
	2021	2022	Chg	2021	2022	Chg
Revenues
Aeronautical Services	1,655,678	3,182,016	92.2	1,655,678	3,182,016	92.2
Non-Aeronautical Services	1,050,943	1,992,482	89.6	1,050,943	1,992,482	89.6
Construction Services	193,089	251,307	30.2	193,089	251,307	30.2
Total Revenues	2,899,710	5,425,805	87.1	2,899,710	5,425,805	87.1

Operating Expenses
Cost of Services	643,537	812,083	26.2	643,537	812,083	26.2
Cost of Construction	193,089	251,307	30.2	193,089	251,307	30.2
General and Administrative Expenses	62,063	69,305	11.7	62,063	69,305	11.7
Technical Assistance	61,066	149,425	144.7	61,066	149,425	144.7
Concession Fee	163,388	317,098	94.1	163,388	317,098	94.1
Depreciation and Amortization	489,050	498,327	1.9	489,050	498,327	1.9
Total Operating Expenses	1,612,193	2,097,545	30.1	1,612,193	2,097,545	30.1

Other Revenues		45,547	n/a		45,547	n/a

Operating Income	1,287,517	3,373,807	162.0	1,287,517	3,373,807	162.0

Comprehensive Financing Cost	(137,208)	(241,629)	76.1	(137,208)	(241,629)	76.1

Income from results of Joint Venture Accounted by the Equity Method

Income Before Income Taxes	1,150,309	3,132,178	172.3	1,150,309	3,132,178	172.3

Provision for Income Tax	180,697	687,921	280.7	180,697	687,921	280.7
Deferred Income Taxes	(68,493)	94,495	(238.0)	(68,493)	94,495	(238.0)

Net Income for the Year	1,038,105	2,349,762	126.4	1,038,105	2,349,762	126.4

Majority Net Income	945,012	2,193,709	132.1	945,012	2,193,709	132.1
Non-Controlling Interests	93,093	156,053	67.6	93,093	156,053	67.6

Earning per Share	3.1500	7.3124	132.1	3.1500	7.3124	132.1
Earning per American Depositary Share (in U.S. Dollars)	1.5820	3.6725	132.1	1.5820	3.6725	132.1
Exchange Rate per U.S. Dollar Ps. 19.9112

ASUR 1Q22 Page 24 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statements of Financial Position as of March 31, 2022 and 2021

Thousands of Mexican Pesos

Item	March 2022	December 2021	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	9,962,212	8,770,062	1,192,150	13.6
Cash and Cash Equivalents Restricted	1,178,149	123,081	1,055,068	857.2
Accounts Receivable, net	1,717,672	1,878,238	(160,566)	(8.5)
Recoverable Taxes and Other Current Assets	929,839	781,933	147,906	18.9
Total Current Assets	13,787,872	11,553,314	2,234,558	19.3

Non Current Assets
Machinery, Furniture and Equipment, net	168,858	184,590	(15,732)	(8.5)
Intangible Assets, Airport Concessions and Goodwill-Net	53,217,115	53,973,349	(756,234)	(1.4)
Documents Receivable	155,971	108,786	47,185	43.4
investment in Joint Venture	10,453	10,689	(236)	(2.2)
Total Assets	67,340,269	65,830,728	1,509,541	2.3

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	309,913	290,689	19,224	6.6
Bank Loans and Short Term Debt	1,101,477	578,144	523,333	90.5
Accrued Expenses and Others Payables	2,739,100	2,917,565	(178,465)	(6.1)
Total Current Liabilities	4,150,490	3,786,398	364,092	9.6

Long Term Liabilities
Bank Loans	5,983,242	6,603,006	(619,764)	(9.4)
Long Term Debt	6,295,924	6,598,397	(302,473)	(4.6)
Deferred Income Taxes	3,124,472	3,044,632	79,840	2.6
Employee Benefits	28,473	28,239	234	0.8
Total Long Term Liabilities	15,432,111	16,274,274	(842,163)	(5.2)

Total Liabilities	19,582,601	20,060,672	(478,071)	(2.4)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,989,535	1,989,535	-	-
Mayority Net Income for the Period	2,193,709	5,983,747	(3,790,038)	(63.3)
Cumulative Effect of Conversion of Foreign Currency	112,409	313,582	(201,173)	(64.2)
Retained Earnings	27,106,158	21,122,411	5,983,747	28.3
Non- Controlling interests	8,588,581	8,593,505	(4,924)	(0.1)
Total Stockholders' Equity	47,757,668	45,770,056	1,987,612	4.3

Total Liabilities and Stockholders' Equity	67,340,269	65,830,728	1,509,541	2.3
Exchange Rate per Dollar Ps. 19.9112

ASUR 1Q22 Page 25 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Cash Flow for the Periods of January 1 to March 31, 2022 an 2021.

Thousands of Mexican Pesos

Item	3M	3M	%	1Q	1Q	%
	2021	2022	Chg	2021	2022	Chg
Operating Activities
Income Before Income Taxes	1,150,309	3,132,178	172.3	1,150,309	3,132,178	172.3

Depreciation and Amortization	489,050	498,327	1.9	489,050	498,327	1.9
Income from Results of JVs Accounted by the Equity Method
Interest Income	(35,270)	(80,368)	127.9	(35,270)	(80,368)	127.9
Interest Payables	225,165	226,101	0.4	225,165	226,101	0.4
Foreign Exchange Gain (loss), Net Unearned	(19,781)		n/a	(19,781)		n/a
Sub-Total	1,809,473	3,776,238	108.7	1,809,473	3,776,238	108.7
Trade Receivables	(81,119)	107,171	n/a	(81,119)	107,171	n/a
Recoverable Taxes and other Current Assets	(37,423)	(409,761)	994.9	(37,423)	(409,761)	994.9
Income Tax Paid	(285,965)	(385,948)	35.0	(285,965)	(385,948)	35.0
Trade Accounts Payable	(28,402)	22,453	n/a	(28,402)	22,453	n/a

Net Cash Flow Provided by Operating Activities	1,376,564	3,110,153	125.9	1,376,564	3,110,153	125.9

Investing Activities
Investments in Joint Venture
Loans Granted to Third Parties		(35,100)	n/a		(35,100)	n/a
Proceeds for Cancellation of Land Acquisition Contract
Restricted Cash	(16,930)	(1,086,402)	6,317.0	(16,930)	(1,086,402)	6,317.0
Investments in Machinery, Furniture and Equipment, net	(356,341)	(315,817)	(11.4)	(356,341)	(315,817)	(11.4)
Interest Income	35,718	79,060	121.3	35,718	79,060	121.3

Net Cash Flow used by Investing Activities	(337,553)	(1,358,259)	302.4	(337,553)	(1,358,259)	302.4

Excess Cash to Use in Financing Activities	1,039,011	1,751,894	68.6	1,039,011	1,751,894	68.6

Bank Loans
Long Term Debt Paid	(130,277)	(169,024)	29.7	(130,277)	(169,024)	29.7
Interest Paid	(370,443)	(328,373)	(11.4)	(370,443)	(328,373)	(11.4)
Dividends Paid

Net Cash Flow used by Financing Activities	(500,720)	(497,397)	(0.7)	(500,720)	(497,397)	(0.7)

Net Increase in Cash and Cash Equivalents	538,291	1,254,497	133.1	538,291	1,254,497	133.1

Cash and Cash Equivalents at Beginning of Period	5,192,628	8,770,062	68.9	5,192,628	8,770,062	68.9

Exchange Gain on Cash and Cash Equivalents	8,879	(62,347)	n/a	8,879	(62,347)	n/a

Cash and Cash Equivalents at the End of Period	5,739,798	9,962,212	73.6	5,739,798	9,962,212	73.6

ASUR 1Q22 Page 26 of 25